

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

Via E-Mail
Julian Lin
Jones Day
31st Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

> **Re:** **Nam Tai Property Inc.**
> **Schedule TO-I filed August 3, 2015**
> **File No. 5-46775**

Dear Mr. Lin:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I – Item 10. Financial Statements

1. In your response letter, explain your determination that pro forma financial statements are not material pursuant to Item 1010(b) of Regulation M-A. In this regard, we note that you are tendering for up to 37.9% of your outstanding common pursuant to this issuer tender offer and that you may draw down on your credit facility to pay for tendered shares.

Item 13. Schedule 13E-3

2. Provide your analysis as to whether this is the first step in a series of transactions reasonably likely to result in a going-private effect. See Rule 13e-3(a)(3). We note that the Company completed another issuer tender offer in June of this year and this offer is for almost 40% of your outstanding shares. While we are aware that this offer

is conditioned on the lack of a "going private effect" as a direct result of this offer, Rule 13e-3 is implicated when a series of transactions have such an effect.

Exhibit (a)(1)(A) - Offer to Purchase – What is the Purpose of the Tender Offer?, page 1

3. Expand the discussions of the reasons for the offer by discussing the "variety of alternatives" the Board considered and rejected in favor of this tender offer. Your expanded discussion should address the reasons for the high percentage of shares being sought in the offer and why the Board chose to pursue a second tender offer a short time after your last issuer tender offer terminated.

4. In an appropriate section of the Offer to Purchase, provide the disclosure required by Item 1006(a) – (c) of Regulation M-A.

Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 21

5. State whether officers and directors of the Company intend to tender into the offer. See Item 1004(b) of Regulation M-A. In this regard, we note that officers and directors own 32.9% of your outstanding common shares.

Extension of the Tender Offer; Termination; Amendment, page 27

6. Revise the second sentence in this section to clarify that you may not terminate the offer if one of the listed offer conditions has not been "triggered."

Miscellaneous, page 28

7. We note the disclosure here that tenders may not be accepted from or on behalf of shareholders in certain jurisdictions. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. While an offer need not be made into certain countries where doing so would be illegal, you may not refuse to accept tenders from holders in certain jurisdictions. Please revise or advise.

Closing Information

Please amend the filing in response to the above comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about this letter or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions